May 21, 2020
VIA EDGAR

RE:	Trust for Professional Managers
Terra Firma US Concentrated Realty Equity Fund

Ladies and Gentlemen:
We represent Trust for Professional Managers (the “Trust”) in connection with its filing of Post-Effective Amendment No. 732 (the “Post-Effective Amendment”) to the Trust’s Registration Statement (Registration Nos. 333-62298; 811-10401) on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended. The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.
We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).
We consent to the use of this letter in the Post-Effective Amendment.

Thomas M. Davison

22065286.1